

March 17, 2015

Via E-mail
Kenneth S. Booth
Chief Financial Officer
Credit Acceptance Corporation
25505 W. Twelve Mile Road
Southfield, Michigan 48034

Re: **Credit Acceptance Corporation**
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 12, 2015
File No. 000-20202

Dear Mr. Booth:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K For the fiscal year ended December 31, 2014

Item 1. Business, page 3

1. In future filings, clarify what percentage of your loans are considered subprime and how you define the term.

Notes To Consolidated Financial Statements

Note 16. Litigation and Contingent Liabilities, page 75

2. We note your disclosure regarding the civil investigation demands of the U.S. Department of Justice, Federal Trade Commission, and the Office of the Attorney General of the Commonwealth of Massachusetts. Please ensure that you provide appropriate disclosure in your future filings in accordance with ASC 450 and Item 103 of

Regulation S-K. We note that ASC 450-20-50 requires the following information to be disclosed:

a. the amount or range of reasonably possible losses in addition to amounts accrued, or

b. that reasonably possible losses cannot be estimated, or

c. that any reasonably possible losses in addition to amounts accrued is not material to your financial statements.

Please provide us with your proposed disclosure that clearly identifies new or revised disclosure

3. We note the disclosure of the civil investigative demand received June 6, 2014 from the Federal Trade Commission relating to your various practices regarding consumers. Please further explain to us the nature of the investigation and provide us an update on the current status.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or me at (202) 551-3437 if you have questions regarding our comments on the financial statements and related matters. Please contact Jessica Livingston, Staff Attorney, at (202) 551-3448 or Kathryn McHale, Senior Staff Attorney, at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael Volley

Michael Volley
Staff Accountant